99.8

14-Sep-2004

Annual Report

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion should be read together with our Financial Statements and the Notes related to those statements, as well as the other financial information included in this Form 10-KSB. Some of our discussion is forward-looking and involves risks and uncertainties. For information regarding risk factors that could have a material adverse effect on our business, refer to
Item I of this Form 10-KSB, Description of Business - Risk Factors.

Overview

ECSI provides technology based security solutions and consulting services for medium to large government and commercial facilities worldwide. We believe that we are one of the few truly integrated providers of security solutions in the industry. We:

o prepare threat and vulnerability studies to ascertain a client's security requirements and devise solutions to satisfy these security requirements;

o engineer and design the equipment and systems required to achieve a security solution and manufacture and assemble most of the systems we offer;

o provide technology support and integrated systems platforms to security systems integrators;

o manage the construction and implementation of the security system; and

o train our clients' personnel to use and maintain the security systems we market.

We coordinate our risk management and analysis expertise with our design and engineering skills to develop and manufacture systems and components that create a normal yet secure environment for employees, visitors and service personnel. We have developed security systems that reflect the results of our market analysis, our knowledge of the industry and client requirements. We provide a range of programs and systems that include turn-key security solutions or individual components. Our security programs incorporate various systems from our portfolio of proprietary technologies and equipment. Our ability to analyze security needs and design and manufacture systems to satisfy those needs differentiate us from the preponderance of entities in the industry which do not have such capabilities. We are often engaged by security system integrators, security system dealers/installers, and commercial architects and engineers because we are able to deliver the integrated platform of design and engineering services along with the security systems that support the requirements for the completion of a project.

During fiscal 2003, we accomplished a number of goals that will help support our sustained growth in the future. Specifically, we

o entered into an agreement with a dealer-installer organization having 200 members throughout the United States to represent and sell our portfolio of products and systems.

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o expanded our subsidiary to pursue business in the Middle East, Africa, India and Eastern Europe at an investment of approximately $173,000;

o continued work on an exclusive agreement with Pennsylvania State University which we signed in August 2002 to develop, manufacture and market an advanced perimeter detection system in which we invested approximately $135,000;

o completed the development of an unmanned aerial surveillance system to protect large areas such as military base perimeters, reservoirs, dams and pipelines, which we have the exclusive right to market worldwide;

o were able to renew a $500,000 line of credit from a bank for fiscal 2003; our line of credit is to be reviewed on October 15, 2003 for fiscal 2004;

o made a conscientious decision to invest approximately $250,000 in advertising, sales promotion, site surveys, design & engineering for proposals that we expect will result in orders during fiscal 2004 and 2005; and,

o entered into a teaming agreement with Parsons, Siemens, ARINC, STS Engineering and Woodbridge to respond to the USAF Integrated Base Defense Security System RFP which covers the upgrade of security for thirty-two bases over five years and which is renewable for two additional years.

Results of Operations

Year Ended June 30, 2003 ("2003 period") Compared to Year Ended June 30, 2002 ("2002 period").

REVENUES. The Company reported net revenues of $4,346,816 for the 2003 period, as compared to revenues of $2,304,013 for the 2002 period, an increase of about 88%. Of the revenues reported in the 2003 period, approximately 30% were for Department of Energy (DOE) projects that were completed in March 2003; 35% related to Department of Defense (DOD) projects and 30% related to international projects. The increase in sales in the 2003 period, are primarily attributable to the events following September 11, 2001. Initially, during fiscal 2002, many government agency budgets were frozen for further review given the startling nature of the September 11 events. However, during fiscal 2003, certain projects in the Company's backlog as well as committed orders began to be released as funding restrictions affecting certain government agencies were lifted. Further, the Company continued to experience a sharp increase in the number of inquiries for its products and services through the efforts of its recently appointed sales management and sales representatives. Fiscal 2003 proposals increased in number by 100% over the same period in fiscal 2001 and by about 300% in dollar value.

GROSS MARGINS. Gross margins in the 2003 period were 45.4% of revenue as compared to 52.8% of revenue in the 2002 period. The decrease in 2003 is primarily due to the increase in the mix of lower gross margin products and less of the higher gross margin services. The fulfillment of released orders mostly entails the shipment and installation of product. The higher gross margin engineering and design services related to the released orders were delivered in the 2002 period.

RESEARCH AND DEVELOPMENT . Research and development expenses increased in the 2003 period to $172,741 from $90,420 in the 2002 period. Research and development expenses in the 2003 period were for upgrades to existing products and systems, such as, FOIDS, IPIDS and IDMS and for work on new product development on the APIDS and UVA technologies.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative (SG&A) expenses increased in the 2003 period to $1,933,540 from $1,149,228 in the 2002 period. The increase in 2003 is primarily the result of advertising, sales promotion, business development for new proposals generated during the period and sales commissions related to the increase in sales volume. As a percent of revenue, SG&A decreased to about 45% in 2003 from about 50% in the 2002 period.

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STOCK BASED COMPENSATION. In the 2003 period, the Company did not issue any stock based compensation. In the 2002 period, the Company issued stock and stock options to various consultants valued at approximately $650,000. This amount was being amortized over the related service periods resulting in a charge of $503,814 in the 2003 period. In May, 2003, the company ended its relationship with one of these consultants that resulted in a charge of approximately $199,000 for the unamortized portion of the stock based compensation. The Company had $146,816 in stock based compensation in fiscal 2002. Stock-based compensation is non-cash and, therefore, has no impact on the Company's net worth, cash flow or liquidity. Currently, the Company has no deferred stock based compensation.

INTEREST EXPENSE. Interest expense in the 2003 period was $68,179, as compared to $55,822 for fiscal 2002. The increase was attributable to higher outstanding debt balances partially offset by lower interest rates.

MINORITY INTEREST IN SUBSIDIARY LOSS. The minority interest in the loss from the foreign subsidiaries was $50,938 for the 2003 period. The first foreign subsidiary was formed in January 2002 and commenced operations in May 2002. In January 2003, it ceased to exist as an operating subsidiary of the Company and the assets were transferred to a newly created foreign subsidiary. The Company established the new foreign operating subsidiary, of which it owns a 70% interest, to conduct the Company's business in the Middle East.

INCOME TAX BENEFIT. In the 2003 period, the Company recognized $89,000 of tax benefits from the current year net operating loss which will be used to offset taxable income in a future year.

NET LOSS. As a result of the foregoing, net loss for the years ended June 30, 2003 and 2002 was $660,208 and $1,077,815, respectively, including stock based compensation of $503,814 and $146,816, respectively. Deemed dividends contributed $100,886 and $907,975 to the loss for the 2003 and 2002 periods, respectively.

NET LOSS PER SHARE. For purposes of calculating net loss per share, deemed dividends totaling $100,886 are reflected as an increase in net loss attributable to common shareholders for the year ended June 30, 2003. The Company has recorded a deemed dividend totaling $1,008,861 in fiscal 2003 and 2002 to reflect the beneficial conversion price of its Series A Convertible Preferred Stock as compared to the prevailing market price of the common stock on the date of commitment. The deemed dividend was amortized over 120 days, commencing from the date of the closing of the sale of these shares, March 14, 2002, to the date the preferred stock first became convertible on August 12, 2003. This adjustment has no impact on the net equity of the Company since the offset to the deemed dividend is an offsetting increase in additional paid-in capital. The deemed dividend accounted for $(.02) out of the $(.16) loss per share for the 2003 period and $(.24) out of the $(.28) loss per share for the 2002 period.

Although the year ended June 30, 2003 indicated a net loss of $660,208, the Company's net equity decreased by only $44,432. This is because the stock based compensation charge of $503,814 and the deemed dividend of $100,886 had no effect on stockholders' equity.

Liquidity and Capital Resources

At June 30, 2003, the Company had working capital of $1.9 million compared to $2.3 million at June 30, 2002. In addition, the Company had $375,081 of cash, cash equivalents and marketable securities as compared to $314,771 at June 30, 2002. Net cash provided by operating activities for the 2003 period was $265,252 as compared to net cash used by operating activities of $1,407,308 for the 2002 period.

Inventory has declined by $246,377 since the beginning of the fiscal year but remains at an improved but relatively high $1.37 million in anticipation of shipments of backlog and contract commitments.

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Accounts receivable relative to sales volume has improved significantly on a year over year basis. Increased focus on collecting older invoices has resulted in a material reduction in days sales outstanding (DSO). DSO was 59 days at June 30, 2003 as compared with 153 days at June 30, 2002.

Investing activities for the 2003 period included purchases of $320,103 for equipment and software development. The Company does not have any material commitments for capital expenditures

Financing activities in the 2003 period included renewing an annual revolving bank line of credit. Currently, the Company is fully drawn on the revolving line of credit of $500,000, which is due to expire in November 2003. The line bears interest at the rate of 1% above prime and is secured by substantially all of the assets of the Company and the personal guaranty of Arthur Barchenko.

In August 2002, the Company obtained an additional line of credit in the amount of $285,000, secured by a certificate of deposit in the amount of $300,000 plus accrued interest. This line expired in August 2003 and proceeds from the certificate of deposit were returned to the Company and used to repay the additional line of credit.

In addition, the Company has a five-year $500,000 term loan which is payable in monthly installments of $8,333 plus interest at the rate of 7.5% per annum. All payments have been made on time leaving a balance due as of June 30, 2003 in the amount of $341,667. The term loan is due to be paid in full by November 2006.

In January 2003, in connection with an ongoing litigation related to an appeal filed to overturn an award of attorney's fees and related court costs in conjunction with a settlement regarding the use of its intellectual property, the Company was required to pledge a letter of credit in the amount of $100,000. Management believes that they have a meritorious position and that the certificate of deposit will become available within one year.

To achieve all the elements of our growth strategy and the desired outcome of a sustainable and continuous growth rate, we must devote additional capital resources to marketing and product development. To obtain the additional needed resources will require, as it has in the past, a continuing cash investment by the Company.

The Company may seek to invest in or acquire other entities in the security industry. The Company may pay for any such investments or acquisitions using cash, equity or a combination thereof. To the extent we require cash in connection with such activities, we may have to obtain third party financing.

The Company anticipates that, other than as may be required for investments or acquisitions, cash on hand together with cash generated from operations, will be minimally sufficient to provide for our working capital needs. However, the Company is actively seeking additional sources of credit to broaden our financing base to meet expected and unexpected needs in connection with our business. We have no assurance that we will be successful in this effort and a lack of success will make it difficult for the Company to take advantage of the opportunities and business it has already been awarded.

Outlook and Industry Trends

The security market historically has been a product oriented opportunity for manufacturers, both from the US and internationally. The difficulty the industry traditionally has faced has been the ability to develop a standard security platform that would permit systems integrators to design a seamless interface between the multiple products and subsystems required to address threats in high-security environments. There have evolved a number of companies that are attempting to develop platforms that address seamless integration of multiple technologies. This trend will continue for the foreseeable future, since the demand for integrated platforms will continue into foreseeable future and beyond due to market demand.

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ECSI, recognizing the direction the market is taking, has developed and installed integrated platforms which encompass multiple technologies. ECSI has brought on board a highly-competent system oriented software programmer and two computer-oriented electronic engineers to further develop and enhance the integrated platform for current and future projects.

Further, the security industry, which has been characterized by a fragmented and wide ranging group of single-product manufacturers and small service providers, has begun to consolidate as multi-national corporations acquire smaller market and single product entities to form multi-technology corporations. We believe this trend will continue. Therefore, teaming relationships will be important for independent entities in the security field to thrive and grow in the years ahead. To address this consolidation, ECSI has implemented a corporate account development department to work with and support the large corporate integrators and establish teaming agreements going forward. ECSI's technologies and capabilities will compliment those of the large conglomerates in the security industry work together on major projects.

ECSI has developed a turnkey security solution program geared to recurring revenue for the Company. The program is based on a design, build-lease-maintain platform over 5-7 or 10 years per project. At the present time, the company has two such proposals outstanding; one addresses the Campus Security Program and the other, the Airports Security Program.

We announced in September, 2003 the finalization of a 5-year indefinite delivery/indefinite quantity contract with the United States Department of the Air Force to secure highly strategic global military facilities. The contract award covers the upgrade of security for thirty-two bases over five years and which is renewable for two additional years. ECSI bid as a small business prime contractor at an investment of over $100,000. There were a total of contracts four contracts awarded: two large corporation and two small business prime contracts. ECSI has been awarded one of the two small business contracts.

Critical Accounting Policies and Estimates

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, management evaluates its estimates, including those related to inventory reserves, allowance for doubtful accounts and deferred taxes. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies and the related judgments and estimates affect the preparation of our financial statements.

Inventory Valuation - Inventories are valued at lower of cost or market. The Company routinely evaluates the composition of its inventory to identify obsolete or otherwise impaired inventories. Inventories identified as impaired are evaluated to determine if reserves are required. The Company does not currently have any reserves against inventory.

Allowance for Doubtful Accounts - The allowance for doubtful accounts is comprised of two parts, a specific account analysis and a general reserve. Accounts where specific information indicates a potential loss may exist are reviewed and a specific reserve against amounts due is recorded. As additional information becomes available such specific account reserves are updated. Additionally, a general reserve is applied to the aging categories based on historical collection and write-off experience.

Accounting for Income Taxes - The Company records a valuation allowance to its deferred tax assets to the amount that is more likely than not to be realized. While we consider historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that we

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determine that we would be able to realize deferred tax assets in the future in excess of the net amount recorded, an adjustment to the deferred tax asset would increase income in the period such determination has been made. Likewise, should we determine that we would not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged against income in the period such determination was made. A valuation allowance in the amount of $216,816 has been recorded against our deferred tax asset at June 30, 2003. The valuation allowance consists principally of stock compensation currently not deductible.

Recently Issued Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 149, "Derivative Instruments." This statement amends SFAS No. 133, by requiring that contracts with comparable characteristics be accounted for in a similar fashion. In particular, the
Statement: (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of Statement 133; (2) clarifies when a derivative contains a financing component; (3) amends the definition of an "underlying" to conform it to language used in FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others;" and
(4) amends certain other existing pronouncements. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company does not have any derivative instruments as defined in SFAS No. 149. Accordingly, this pronouncement is currently not applicable to us.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Financial Instruments with the Characteristics of Both Liabilities and Equities." SFAS No. 150 establishes standards regarding the manner in which an issuer classifies and measures certain types of financial instruments having characteristics of both liabilities and equity. Pursuant to SFAS No. 150, such freestanding financial instruments (i.e., those entered into separately from an entity's other financial instruments or equity transactions or that are legally detachable and separately exercisable) must be classified as liabilities or, in some cases, assets. In addition, SFAS No. 150 requires that financial instruments containing obligations to repurchase the issuing entity's equity shares and, under certain circumstances, obligations that are settled by delivery of the issuer's shares be classified as liabilities. The Statement is effective for financial instruments entered into or modified after May 31, 2003 and for other instruments at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 had no impact the Company's financial condition or results of operations.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the Act) provides a safe harbor for forward-looking statements made by or on behalf of our Company. Our Company and its representatives may from time to time make written or verbal forward-looking statements, including statements contained in this report and other Company filings with the Securities and Exchange Commission and in our reports to stockholders. Statements which relate to other than strictly historical facts, such as statements about the Company's plans and strategies, expectations for future financial performance, new and existing products and technologies, and markets for the Company's products are forward-looking statements within the meaning of the Act. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "will" and other similar expressions identify forward-looking statements. The forward-looking statements are and will be based on management's then current views and assumptions regarding future events and operating performance, and speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. See Risk Factors for a discussion of events and circumstances that could affect our financial performance or cause actual results to differ materially from estimates contained in or underlying our forward-looking statements.